Exhibit 99.2

GFL Environmental Inc. Announces Date for Upcoming COVID-19 Update Call

VAUGHAN, ON, April 8, 2020 — GFL Environmental Inc. (NYSE: GFL, TSX: GFL) (“GFL” or the “Company”) today announced that on April 9, 2020 at 8:30 am Eastern Time, the Company will host a conference call to provide an investor update regarding COVID-19.

Individuals can access this call by dialing (647) 427-3415 or (888) 241-0551.  A copy of the presentation for the call will be available on the Investor section of the Company’s website at https://investors.gflenv.com in advance of the call. A replay of the call will be available through April 30, 2020. To hear a replay of the call, please access the “Events & Presentations” section on the Company’s website.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States.  Across its organization, GFL has a workforce of more than 12,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com